Concept Communications, Inc.
       650 Massachusetts Avenue, N.W., Washington, D.C., 20001-3744
                   (202) 789-2124    Fax: (202) 408-8891

March 21, 1996

Ambassador Phillip Sanchez
Chairman of the Board
Nostalgia Television Network, Inc.
650 Massachusetts Avenue, N.W.
Washington, D.C.  20001

Dear Ambassador Sanchez,

     Thank you for your letter of March 19, 1996. Concept understands Nostalgia's desire to avoid a 'going concern' opinion in its public filings.

     Concept wishes for Nostalgia to be a first rate cable network, and strongly encourages the board and management to accomplish Nostalgia's stated goals in 1996. These include, increasing carriage, continuing to define Nostalgia's unique identity with the viewing public, and raising revenues from advertisers. Nostalgia's proposed plan for 1996 and beyond is still being reviewed by Concept and reservations on significant budget items remain. However, Concept recognizes that Nostalgia needs a certain minimum of funding to move forward.

     In this spirit, Concept is committing to provide to Nostalgia, either through debt or equity financing, at least
$6,000,000 (inclusive of $1,000,000 already loaned to Nostalgia on February 27, 1996) in time for Nostalgia's 10K filings.

     Should such financing be in the form of debt, such debt shall not be callable prior to February 1, 1997. Existing outstanding Nostalgia debt owed to Concept, if not converted to equity, shall also not be callable prior to February 1, 1997.

     Concept's commitment to provide such financial support shall cease if, prior to December 31, 1996, as a result of issuances of its securities by Nostalgia, Concept shall no longer possess a majority of the equity or voting power of Nostalgia.

     By accepting this Concept funding as described in this letter, Nostalgia agrees that should Concept convert any of its loans to Nostalgia into equity, the interest accrued on Concept's loans will remain payable currently, notwithstanding anything to the contrary in any prior note or agreement between the parties.

Very truly yours,


/s/ DONG MOON JOO / WS
Dong Moon Joo, President